                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                 For the Fiscal Year ending December  31, 1995

                                       OR

    [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                         Commission File Number 0-22650

             PETROCORP INCORPORATED 401(K) RETIREMENT SAVINGS PLAN
                            (Full title of the plan)



                             PETROCORP INCORPORATED
                          16800 Greenspoint Park Drive
                            Suite 300, North Atrium
                           Houston, Texas 77060-2391
   (Name of Issuer of the Securities Held Pursuant to the Plan and Address of
                          Principal Executive Offices)


       Registrant's Telephone Number, Including Area Code: (713) 875-2500

                             PETROCORP INCORPORATED
                         401(K) RETIREMENT SAVINGS PLAN


                               TABLE OF CONTENTS



                                                                                           PAGE NO.
                                                                                           --------
REPORT OF INDEPENDENT ACCOUNTANTS (Not required -- see Note 2.)

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits with Fund Information as of December 31,
 1995 and 1994                                                                                    2

Statement of Changes in Net Assets Available for Benefits with Fund Information for the
 years ended December 31, 1995 and 1994                                                           3

Notes to Financial Statements                                                                     4

SUPPLEMENTAL SCHEDULES:

Item 27a - Schedule of Assets Held for Investment (Not required -- see Note 2.)

Item 27d - Schedule of Reportable Transactions (Not required -- see Note 2.)

SIGNATURES                                                                                        9


PETROCORP INCORPORATED 401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
(UNAUDITED)


                                                                           December 31, 1995
                                 ----------------------------------------------------------------------------------------------
                                                                       Assets
                                 ------------------------------------------------------------------------------------------
                                                    Investments, at fair value
                                 -----------------------------------------------------------     Guaranteed
                                   Pooled                         Participant                    investment
                                  separate         Common            notes                      contract, at
                                  accounts         stock           receivable       Total      contract value         Cash
                                 ----------       --------       -------------   ----------    ----------------      ------
PRINCIPAL INVESTMENTS:
  Guaranteed Interest Account    $       --       $     --          $    --      $       --        $111,136          $   --
  U.S. Stock Account                168,427             --               --         168,427              --              --
  Money Market Account               26,668             --               --          26,668              --              --
  Real Estate Account                 5,442             --               --           5,442              --              --
  Bond & Mortgage Account            72,643             --               --          72,643              --              --
  International Stock Account       167,408             --               --         167,408              --              --
  Government Securities Account      35,297             --               --          35,297              --              --
  Stock Index Account                48,234             --               --          48,234              --              --
  Value Stock Account               122,732             --               --         122,732              --              --
  Small Company Stock Account       320,327             --               --         320,327              --              --
  Growth Stock Account               67,250             --               --          67,250              --              --
  Bond Emphasis Balanced
   Account                           50,447             --               --          50,447              --              --
  Stock Emphasis Balanced
   Account                           89,242             --               --          89,242              --              --
COMPANY STOCK                            --        324,224               --         324,224              --           6,056
PARTICIPANT NOTES                        --             --           30,002          30,002              --              --
                                 ----------       --------          -------      ----------        --------          ------
                                 $1,174,117       $324,224          $30,002      $1,528,343        $111,136          $6,056
                                 ==========       ========          =======      ==========        ========          ======


                                             December 31, 1995
                                 ---------------------------------------------
                                                                  Net assets
                                                                 available for
                                   Total          Liabilities      benefits
                                 ----------       -----------    -------------
PRINCIPAL INVESTMENTS:
  Guaranteed Interest Account    $  111,136       $     --        $  111,136
  U.S. Stock Account                168,427             --           168,427
  Money Market Account               26,668             --            26,668
  Real Estate Account                 5,442             --             5,442
  Bond & Mortgage Account            72,643             --            72,643
  International Stock Account       167,408             --           167,408
  Government Securities Account      35,297             --            35,297
  Stock Index Account                48,234             --            48,234
  Value Stock Account               122,732             --           122,732
  Small Company Stock Account       320,327             --           320,327
  Growth Stock Account               67,250             --            67,250
  Bond Emphasis Balanced
   Account                           50,447             --            50,447
  Stock Emphasis Balanced
   Account                           89,242             --            89,242
COMPANY STOCK                       330,280             --           330,280
PARTICIPANT NOTES                    30,002             --            30,002
                                 ----------       --------        ----------
                                 $1,645,535       $     --        $1,645,535
                                 ==========       ========        ==========




                                                                           December 31, 1994
                                 ----------------------------------------------------------------------------------------------
                                                                       Assets
                                 ------------------------------------------------------------------------------------------
                                                    Investments, at fair value
                                 -----------------------------------------------------------     Guaranteed
                                   Pooled                         Participant                    investment
                                  separate         Common            notes                      contract, at
                                  accounts         stock           receivable       Total      contract value         Cash
                                 ----------       --------       -------------   ----------    ----------------      ------
PRINCIPAL INVESTMENTS:
  Guaranteed Interest Account    $       --       $     --          $    --      $       --        $ 75,915          $   --
  U.S. Stock Account                 83,545             --               --          83,545              --              --
  Money Market Account                8,289             --               --           8,289              --              --
  Real Estate Account                 6,118             --               --           6,118              --              --
  Bond & Mortgage Account            61,216             --               --          61,216              --              --
  International Stock Account       123,589             --               --         123,589              --              --
  Government Securities Account      21,978             --               --          21,978              --              --
  Stock Index Account                21,667             --               --          21,667              --              --
  Value Stock Account                64,590             --               --          64,590              --              --
  Small Company Stock Account       212,427             --               --         212,427              --              --
  Growth Stock Account               24,080             --               --          24,080              --              --
  Bond Emphasis Balanced
   Account                           36,502             --               --          36,502              --              --
  Stock Emphasis Balanced
   Account                           61,603             --               --          61,603              --              --
COMPANY STOCK                            --        264,728               --         264,728              --           2,779
PARTICIPANT NOTES                        --             --           14,536          14,536              --              --
                                   --------       --------          -------      ----------         -------          ------
                                   $725,604       $264,728          $14,536      $1,004,868         $75,915          $2,779
                                   ========       ========          =======      ==========         =======          ======


                                             December 31, 1994
                                 ---------------------------------------------
                                                                  Net assets
                                                                 available for
                                   Total          Liabilities      benefits
                                 ----------       -----------    -------------
PRINCIPAL INVESTMENTS:
  Guaranteed Interest Account    $   75,915       $     --        $   75,915
  U.S. Stock Account                 83,545             --            83,545
  Money Market Account                8,289             --             8,289
  Real Estate Account                 6,118             --             6,118
  Bond & Mortgage Account            61,216             --            61,216
  International Stock Account       123,589             --           123,589
  Government Securities Account      21,978             --            21,978
  Stock Index Account                21,667             --            21,667
  Value Stock Account                64,590             --            64,590
  Small Company Stock Account       212,427             --           212,427
  Growth Stock Account               24,080             --            24,080
  Bond Emphasis Balanced
   Account                           36,502             --            36,502
  Stock Emphasis Balanced
   Account                           61,603             --            61,603
COMPANY STOCK                       267,507             --           267,507
PARTICIPANT NOTES                    14,536             --            14,536
                                 ----------       --------        ----------
                                 $1,083,562       $     --        $1,083,562
                                 ==========       ========        ==========

  The accompanying notes are an integral part of these financial statements.

PETROCORP INCORPORATED 401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (UNAUDITED)


                                                                                         Year Ended December 31, 1995
                                 ------------------------------------------------------------------------------------------------
                                                                       Additions
                                 ------------------------------------------------------------------------------------------------
                                              Investment income
                                 -----------------------------------------
                                               Net appreciation
                                                (depreciation)
                                               in fair value of                          Contributions
                                                 investment                 --------------------------------------       Total
                                  Interest        (Note 3)         Total     Employer      Participants    Total       additions
                                 ----------    ----------------  ---------  ----------    --------------  --------    -----------
PRINCIPAL INVESTMENTS:
  Guaranteed Interest Account       $6,217        $     --        $  6,217     $ 11,097      $ 22,658     $ 33,755      $ 39,972
  U.S. Stock Account                    --          36,402          36,402       19,049        30,697       49,746        86,148
  Money Market Account                  --           1,111           1,111        3,788         8,499       12,287        13,398
  Real Estate Account                   --             405             405          688           598        1,286         1,691
  Bond & Mortgage Account               --          10,592          10,592        8,987        15,411       24,398        34,990
  International Stock Account           --          21,596          21,596       21,327        35,331       56,658        78,254
  Government Securities Account         --           4,958           4,958        4,487         6,868       11,355        16,313
  Stock Index Account                   --          10,503          10,503        5,797         8,488       14,285        24,788
  Value Stock Account                   --          31,105          31,105       14,493        20,089       34,582        65,687
  Small Company Stock Account           --          68,373          68,373       33,580        45,135       78,715       147,088
  Growth Stock Account                  --          14,179          14,179        9,311        15,767       25,078        39,257
  Bond Emphasis Balanced
   Account                              --           7,703           7,703        5,407         7,188       12,595        20,298
  Stock Emphasis Balanced
   Account                              --          15,005          15,005        9,080        22,021       31,101        46,106
COMPANY STOCK                           --         (96,057)        (96,057)      89,350        72,095      161,445        65,388
PARTICIPANT NOTES                    1,806              --           1,806           --            --           --         1,806
                                    -------       --------         --------    --------      --------     --------      --------
                                    $8,023        $125,875         $133,898    $236,441      $310,845     $547,286      $681,184
                                    =======       ========         ========    ========      ========     ========      ========



                                 Year Ended December 31, 1995
                                 --------------------------------------------------------------------------------------------------
                                                   (Deductions)
                                 -----------------------------------------------------                 Net assets at   Net assets at
                                 Participant      Admin.      Interfund       Total      Net increase   beginning of      end of
                                  benefits       expenses     transfers     deductions    (decrease)       year            year
                                 ----------    ------------   ---------    -----------   ------------   -------------  -------------
PRINCIPAL INVESTMENTS:
  Guaranteed Interest Account    $  (1,804)        $ (86)      $ (2,861)    $  (4,751)      $ 35,221    $   75,915      $  111,136
  U.S. Stock Account                    --           (71)        (1,195)       (1,266)        84,882        83,545         168,427
  Money Market Account              (3,452)          (19)         8,452         4,981         18,379         8,289          26,668
  Real Estate Account               (2,423)          (24)            80        (2,367)          (676)        6,118           5,442
  Bond & Mortgage Account          (13,555)          (22)        (9,986)      (23,563)        11,427        61,216          72,643
  International Stock Account      (29,988)          (99)        (4,348)      (34,435)        43,819       123,589         167,408
  Government Securities Account     (3,300)          (17)           323        (2,994)        13,319        21,978          35,297
  Stock Index Account                   --           (29)         1,808         1,779         26,567        21,667          48,234
  Value Stock Account                 (241)          (65)        (7,239)       (7,545)        58,142        64,590         122,732
  Small Company Stock Account      (28,795)          (95)       (10,298)      (39,188)       107,900       212,427         320,327
  Growth Stock Account              (6,533)          (95)        10,541         3,913         43,170        24,080          67,250
  Bond Emphasis Balanced
   Account                          (3,839)          (36)        (2,478)       (6,353)        13,945        36,502          50,447
  Stock Emphasis Balanced
   Account                         (18,532)          (88)           153       (18,467)        27,639        61,603          89,242
COMPANY STOCK                       (5,043)           --          2,428        (2,615)        62,773       267,507         330,280
PARTICIPANT NOTES                     (960)           --         14,620        13,660         15,466        14,536          30,002
                                 ---------         -----       --------     ---------       --------    ----------      ----------
                                 $(118,465)        $(746)      $     --     $(119,211)      $561,973    $1,083,562      $1,645,535
                                 =========         =====       ========     =========       ========    ==========      ==========



                                                                                         Year Ended December 31, 1994
                                 ------------------------------------------------------------------------------------------------
                                                                       Additions
                                 ------------------------------------------------------------------------------------------------
                                              Investment income
                                 -----------------------------------------
                                               Net appreciation
                                                (depreciation)
                                               in fair value of                          Contributions
                                                 investment                 --------------------------------------       Total
                                  Interest        (Note 3)         Total     Employer      Participants    Total       additions
                                 ----------    ----------------  ---------  ----------    --------------  --------    -----------
PRINCIPAL INVESTMENTS:
  Guaranteed Interest Account       $3,258        $     --        $  3,258     $ 12,281      $ 16,694     $ 28,975      $ 32,233
  U.S. Stock Account                    --           2,766           2,766       18,810        25,323       44,133        46,899
  Money Market Account                 340              --             340       22,515        20,653       43,168        43,508
  Real Estate Account                   --             225             225        1,145           616        1,761         1,986
  Bond & Mortgage Account               --             514             514       14,879        20,189       35,068        35,582
  International Stock Account           --          (1,856)         (1,856)      27,906        39,268       67,174        65,318
  Government Securities Account         --              68              68        6,881         9,413       16,294        16,362
  Stock Index Account                   --             714             714        4,843         6,413       11,256        11,970
  Value Stock Account                   --             911             911       13,446        18,332       31,778        32,689
  Small Company Stock Account           --           9,902           9,902       42,558        56,422       98,980       108,882
  Growth Stock Account                  --             977             977        6,042         8,813       14,855        15,832
  Bond Emphasis Balanced
   Account                              --             440             440        8,001        10,117       18,118        18,558
  Stock Emphasis Balanced
   Account                              --             954             954       10,805        29,056       39,861        40,815
COMPANY STOCK                           --          11,125          11,125       50,617        39,568       90,185       101,310
PARTICIPANT NOTES                      469              --             469           --            --           --           469
                                    -------       --------         --------    --------      --------     --------      --------
                                     4,067          26,740           30,807     240,729       300,877      541,606       572,413
                                    -------       --------         --------    --------      --------     --------      --------
MASSMUTUAL INVESTMENTS:
  Guaranteed Account                   253              --              253          --            --           --           253
  Balanced Fund Account                 --            (735)            (735)         --            --           --          (735)
  Equity Fund Account                   --            (502)            (502)         --            --           --          (502)
  Small Company Account                 --          (1,162)          (1,162)         --            --           --        (1,162)
                                    -------       --------         --------    --------      --------     --------      --------
                                       253          (2,399)          (2,146)         --            --           --        (2,146)
                                    -------       --------         --------    --------      --------     --------      --------
                                    $4,320        $ 24,341         $ 28,661    $240,729      $300,877     $541,606      $570,267
                                    =======       ========         ========    ========      ========     ========      ========



                                 Year Ended December 31, 1994
                                 --------------------------------------------------------------------------------------------------
                                                    (Deductions)
                                 -----------------------------------------------------                 Net assets at   Net assets at
                                 Participant       Admin.     Interfund       Total      Net increase   beginning of      end of
                                  benefits       expenses     transfers     deductions    (decrease)       year            year
                                 ----------    ------------   ---------    -----------   ------------   -------------  -------------
PRINCIPAL INVESTMENTS:
  Guaranteed Interest Account    $  (5,397)        $ (85)      $ 49,164     $  43,682     $   75,915    $       --      $   75,915
  U.S. Stock Account                    --           (19)        36,665        36,646         83,545            --          83,545
  Money Market Account                  --            --        (35,219)      (35,219)         8,289            --           8,289
  Real Estate Account                   --            (6)         4,138         4,132          6,118            --           6,118
  Bond & Mortgage Account               --           (20)        25,654        25,634         61,216            --          61,216
  International Stock Account           --           (74)        58,345        58,271        123,589            --         123,589
  Government Securities Account         --           (16)         5,632         5,616         21,978            --          21,978
  Stock Index Account                   --            (3)         9,700         9,967         21,667            --          21,667
  Value Stock Account                   --           (27)        31,928        31,901         64,590            --          64,590
  Small Company Stock Account           --           (48)       103,593       103,545        212,427            --         212,427
  Growth Stock Account                  --           (21)         8,269         8,248         24,080            --          24,080
  Bond Emphasis Balanced
   Account                              --           (21)        17,965        17,944         36,502            --          36,502
  Stock Emphasis Balanced
   Account                              --           (59)        20,847        20,788         61,603            --          61,603
COMPANY STOCK                           --            --        166,197       166,197        267,507            --         267,507
PARTICIPANT NOTES                       --            --         14,067        14,067         14,536            --          14,536
                                   -------         -----       --------     ---------     ----------    ----------      ----------
                                    (5,397)         (399)       516,945       511,149      1,083,562            --       1,083,562
                                   -------         -----       --------     ---------     ----------    ----------      ----------
MASSMUTUAL INVESTMENTS:
  Guaranteed Account                    --            --        (97,779)      (97,779)       (97,526)       97,526              --
  Balanced Fund Account                 --            --       (128,390)     (128,390)      (129,125)      129,125              --
  Equity Fund Account                   --            --        (87,717)      (87,717)       (88,219)       88,219              --
  Small Company Account                 --            --       (203,059)     (203,059)      (204,221)      204,221              --
                                    -------        -----       --------      --------     ----------      --------        --------
                                        --            --       (516,945)     (516,945)      (519,091)      519,091              --
                                    -------        -----       --------      --------     ----------      --------      ----------
                                   $(5,397)        $(399)      $     --      $ (5,796)    $  564,471      $519,091      $1,083,562
                                    =======        =====       ========      ========     ==========      ========      ==========

  The accompanying notes are an integral part of these financial statements.

             PETROCORP INCORPORATED 401(K) RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (unaudited)

NOTE 1 - DESCRIPTION OF PLAN:

The following description of the PetroCorp Incorporated 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


General

The Plan is a defined contribution 401(k) retirement savings plan, adopted January 1, 1993. Employees of PetroCorp Incorporated and Fidelity Gas Systems, Inc., a wholly owned subsidiary, (the Company) become eligible to participate in the Plan after six months of service with the Company. The entry dates are January 1 and July 1 of each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1994, all Plan contributions are invested in separate pooled accounts under an annuity contract with Principal Mutual Life Insurance Company (Principal) or in common stock of the Company. Previously, all Plan contributions were invested in separate pooled accounts under an annuity contract with Massachusetts Mutual Life Insurance Company (MassMutual). On March 23, 1994, the total Plan net assets under contract with MassMutual were transferred to investments with Principal or to common stock of the Company.


Contributions

Participants may contribute to the Plan subject to certain Internal Revenue Code limitations. The Company may match up to 100 percent of each participant's contributions not to exceed six (6) percent of each participant's annual compensation. Additionally, the Company may make discretionary contributions on behalf of the participants. In any event, total contributions by the participant and the Company may not exceed 20 percent of the participant's annual compensation. During 1995 and 1994, each participant could contribute up to 14 percent of his annual compensation with the Company matching up to six (6) percent, except in certain cases subject to Internal Revenue Code limitations.

The Plan also allows participants to "rollover" contributions that have been made to other qualified plans.

Participant accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and a pro rata share of the earnings of each fund in which the participant has invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.


Vesting

Participants are fully vested at all times in their individual contributions and "rollover" contributions plus actual earnings thereon. Vesting in employer contributions and related earnings is based on the participant's employment commencement date and years of continuous service as follows:

If the participant's employment commencement date occurred before January 1, 1994:


Vesting Service                             Vesting
(whole years)                             Percentage
- ---------------                           ----------
Less than 1 year                             33%
1 year                                       66%
2 or more years                             100%

If the participant's employment commencement date occurred on or after January 1, 1994:

Vesting Service                            Vesting
(whole years)                             Percentage
- ---------------                           ----------
Less than 1 year                              0%
1 year                                       25%
2 years                                      50%
3 years                                      75%
4 or more years                             100%

In addition, participants also become fully vested in their employer contributions and related earnings upon retirement, at or after age 65, or upon death or total disability of the participant.


Investment options

Effective January 1, 1994, upon enrollment in the Plan, a participant may direct contributions in any of fourteen investment options as follows:

     Guaranteed Interest Account - Funds are invested in a guaranteed investment contract (GIC) with Principal.

     U.S. Stock Account - This is a separate pooled account with Principal in which the funds are invested in various stocks of U.S. companies with the intent to earn higher long-term rates of return.

     Money Market Account - This is a separate pooled account with Principal in which the funds are invested in high quality commercial paper with average maturities kept under 30 days to ensure current money market rates.

     Real Estate Account - This is a separate pooled account with Principal in which the funds are invested in equity investments in modern, developed, income-producing warehouses, office buildings and retail centers in major U.S. metropolitan areas. Earnings consist of property value changes and net rental income.

     Bond & Mortgage Account - This is a separate pooled account with Principal in which the funds are invested in investment grade private placement bonds, commercial mortgages, public corporate bonds and mortgage-backed securities, all generally mature within five to 10 years.

     International Stock Account - This is a separate pooled account with Principal in which the funds are invested in stocks of non-U.S. companies located primarily in Europe and Southeast Asia.

     Government Securities Account - This is a separate pooled account with Principal in which the funds are invested primarily in very high quality government mortgage-backed securities.

     Stock Index Account - This is a separate pooled account with Principal in which the funds are invested in the same stocks and in the same proportions as those stocks included in the Standard & Poor's 500 Stock Index.

     Value Stock Index - This is a separate pooled account with Principal in which the funds are invested in primarily income-producing common stocks that are under valued in the marketplace according to traditional measures of value.

     Small Company Stock - This is a separate pooled account with Principal in which funds are invested in stocks of smaller, fast-growing companies.

     Growth Stock Account - This is a separate pooled account with Principal in which funds are invested in stocks of large, established companies whose earnings are expected to grow faster than the average company.

     Bond Emphasis Balanced Account - This is a separate pooled account with Principal in which funds are invested in many asset classes, but emphasizes fixed income. This account invests 50 to 100 percent of the funds in Principal fixed-income separate pooled accounts, with the remainder in Principal equity separate pooled accounts.

     Stock Emphasis Balanced Account - This is a separate pooled account with Principal in which funds are invested in many asset classes, but emphasizes equities. This account invests 50 to 100 percent of the funds in Principal equity separate pooled accounts, with the remainder in Principal fixed-income separate pooled accounts.

     Company Stock - Funds are invested in the common stock of the Company.


Payment of benefits

Distribution of the participant's entire account balance becomes due and payable upon retirement, at or after age 65, or upon death or total disability of the participant. Such account balances may be distributed either in a lump-sum distribution or in installments, as described in the Plan agreement. Upon termination of employment, a participant may elect to receive a lump-sum distribution equal to the vested balance of the participant's account or continue to participate in the Plan investments. If the vested balance is less than $3,500, payment is made as soon as administratively practicable after termination. Additionally, participants may make hardship withdrawals from their individual contribution accounts at specified times during the Plan year, subject to certain restrictions.


Participants' notes receivable

Under the terms of the Plan, with certain restrictions, participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lessor of $50,000 or 50 percent of their vested account balances. A loan is secured by the vested balance in the participant's account and bears interest at the prime interest rate plus two (2) percent. During 1995, the interest rates ranged from 9.75 percent to 11.00 percent. During 1994, the interest rates ranged from 8.75 percent to 9.75 percent.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES:

Under the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, the Plan files Form 5500-C/R which is required for employee benefit plans with fewer than 100 participants. Employee benefit plans with 100 or more participants are required to file Form 5500. Those plans filing Form 5500 are required to prepare audited financial statements as well as all applicable schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

Such requirements are not mandated for those plans filing Form 5500-C/R. Accordingly, the attached financial statements are unaudited and the above mentioned schedules are not presented.


Method of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.


Investments

Plan investments, other than the GIC's, are stated at fair value. The Company stock is valued at its quoted market price. Separate pooled accounts are valued at net asset value representing the value at which units of the account may be purchased or redeemed.

The Plan's GIC's are valued at contract value. Contract value represents contributions made under the contract plus interest at the guaranteed rate.


Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.


NOTE 3 - INVESTMENTS:

Individual investments representing five (5) percent or more of the Plan's net assets are as follows:

                                                         December 31,
                                                     --------------------
                                                      1995         1994
                                                     --------------------
INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED
 MARKET PRICE:
   Pooled separate accounts:
      Principal:
         U.S. Stock Account                           $168,427  $ 83,545
         Bond & Mortgage Account                             -    61,216
         International Stock Account                         -   123,589
         Value Stock Account                           167,408    64,590
         Small Company Stock Account                   122,732   212,427
         Stock Emphasis Balanced Account               320,327    61,603

   Company Stock:
      PetroCorp Incorporated Common Shares            $324,224  $264,728

INVESTMENTS AT CONTRACT VALUE:
   Guaranteed Investment Contracts with Principal     $111,136  $ 75,915

The net realized and unrealized appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for Plan benefits were $125,875 and $24,341 for the years ended December 31, 1995 and 1994, respectively, and consisted of the following:

                                                                        Year ended
                                                                       December 31,
                                                                   ---------------------
                                                                   1995             1994
                                                                   ---------------------
NET APPRECIATION (DEPRECIATION) IN INVESTMENTS AT FAIR VALUE AS
 DETERMINED BY QUOTED MARKET PRICE:
   Pooled separate accounts:
      Principal:
         U.S. Stock Account                                         $ 36,402    $ 2,766
         Money Market Account                                          1,111          -
         Real Estate Account                                             405        225
         Bond & Mortgage Account                                      10,592        514
         International Stock Account                                  21,596     (1,856)
         Government Securities Account                                 4,958         68
         Stock Index Account                                          10,503        714
         Value Stock Account                                          31,105        911
         Small Company Stock Account                                  68,373      9,902
         Growth Stock Account                                         14,179        977
         Bond Emphasis Balanced Account                                7,703        440
         Stock Emphasis Balanced Account                              15,005        954

      MassMutual:
         Balanced Fund Account                                             -       (735)
         Equity Fund Account                                               -       (502)
         Small Company Account                                             -     (1,162)

   Company Stock                                                     (96,057)     1,125
                                                                    --------    -------
                                                                    $125,875    $24,341
                                                                    ========    =======

NOTE 4 - GUARANTEED INVESTMENT CONTRACTS:

The Plan entered into five-year GIC's with Principal in 1995 and 1994. The GIC's provide for guaranteed returns of 6.30% and 6.99% on contributions invested over the five-year terms of the contracts. The GIC's are included in the financial statements at contract value as reported to the Plan by Principal.


NOTE 5 - PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.


NOTE 6 - INCOME TAX STATUS OF PLAN:

The Company had requested the Internal Revenue Service to determine and inform the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. On December 14, 1995, the Internal Revenue Service notified the Company that they had made a favorable determination on the Plan.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                      PETROCORP INCORPORATED 401(k) RETIREMENT

                                      SAVINGS PLAN




Date: June 27, 1996                    /s/ W. N. McBean
                                      ---------------------------------------
                                      W. N. McBean
                                      President & CEO of PetroCorp Incorporated
                                      and Trustee